Commerz Markets LLC

(A wholly owned subsidiary of Commerzbank AG)
Statement of Financial Condition
December 31, 2020

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Index
December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Commerz Markets LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Commerz Markets LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2015.

New York, New York
February 24, 2021

THE POWER OF BEING UNDERSTOOD
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Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Statement of Financial Condition
December 31, 2020

(dollars in thousands)

Assets

Cash	$	39,550
Securities purchased under agreements to resell segregated under federal and other regulations		18,998
Securities purchased under agreements to resell		5,275,879
Securities borrowed		75,101
Deposits with clearing organizations		26,902
Receivable from broker-dealers and clearing organizations		2,312
Receivable from customers		568
Financial instruments owned, at fair value (none pledged as collateral)		1,530
Accrued interest and dividends receivable		603
Accounts receivable and other assets		9,864
Total assets	$	5,451,307

Liabilities and Member's Equity

Liabilities

Short-term bank loan	$	20,000
Securities sold under agreements to repurchase		5,100,654
Securities loaned		75,200
Payable to broker-dealers and clearing organizations		581
Payable to customers		143
Accrued interest and dividends payable		3,115
Accounts payable, accrued expenses and other liabilities		8,472
Total liabilities		5,208,165
Member's equity		243,142
Total liabilities and member's equity	$	5,451,307

The accompanying notes are an integral part of this statement of financial condition.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2020

1. **Organization and Nature of Business**

   Commerz Markets LLC (the "Company") is a registered broker and dealer under the Securities Exchange Act of 1934. The Company is a limited liability company and a wholly owned subsidiary of Commerzbank AG (the "Parent" or "Member"), a financial institution organized under the laws of the Federal Republic of Germany. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation. The U.S. dollar ($) is the functional currency of the Company.

   The Company acts as a broker and/or dealer in equity securities, corporate debt securities and government securities. It also engages in financing activities using these securities as collateral, including repurchase and reverse repurchase agreements and securities borrowing and lending. Additionally, the Company provides investment banking services in connection with corporate transactions and provides custody services to the Parent.

2. **Significant Accounting Policies**

   a. **Basis of Financial Information**
   The financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial condition. Actual results could differ from those estimates.

   b. **Cash and Cash Equivalents**
   Cash and cash equivalents may consist of cash and highly liquid investments with original maturities of less than three months. As of December 31, 2020, only cash was held.

   c. **Financial Instruments owned and sold, not yet purchased at Fair Value**
   Customers buy and sell securities through the Company on a principal or agency basis. Principal transactions with customers or other counterparties are recognized on trade date and are carried at fair value in financial instruments owned and financial instruments sold, not yet purchased.

   d. **Fair Value Measurements**
   The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "Codification" or "ASC") 820 *Fair Value Measurement* defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820 *Fair Value Measurement*, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

   Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2020

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. In valuing its positions, the Company uses listed market prices for exchange traded securities and prices quoted by independent brokers and dealers for U.S. government and other over-the-counter securities.

e. Resale and Repurchase Agreements
Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (reverse repurchase agreements) are treated as short-term collateralized financing transactions, which are collateralized by U.S. government and corporate debt securities and are carried at their contractual amounts. The company policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreement. The company manages its risk by calculating the market value daily, with additional collateral obtained or refunded as appropriate. Reverse repurchase agreements and repurchase agreements with the same counterparty and maturity are presented net in the statement of financial condition when the terms of the agreements permit netting under ASC 210-20 *Offsetting*. Interest on reverse repurchase agreements and repurchase agreements is recorded on the accrual basis and is reported as part of accrued interest and dividends receivable and accrued interest and dividends payable, respectively.

f. Securities Borrowing and Lending Activities
Securities borrowed and securities loaned transactions require the borrower to deposit cash, letters of credit or other collateral with the lender and are recorded at the amount of cash collateral or fair value of other collateral advanced or received. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the fair value of the applicable securities. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. Interest on securities borrowed and securities loaned transactions is recorded on the accrual basis and is reported as part of accrued interest and dividends receivable and accrued interest and dividends payable, respectively.

g. Collateral
At December 31, 2020, the estimated fair values of collateral received that can be sold or repledged by the Company are $5.4 billion and the estimated fair values of the portions of collateral received that have been sold or repledged by the Company are $5.3 billion (Note 6). The netting under ASC 210-20 *Offsetting* did not apply at December 31, 2020.

h. Underwriting Fees
Underwriting fees represent gross underwriting fees earned from securities offerings in which the Company acts as an underwriter of corporate debt or equity securities. Fees are recorded on trade date which is the date the underwriter purchases the securities and the performance obligation for the transaction is satisfied under the terms of each engagement.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2020

i. **Commissions and Fees**
Commission and fee income includes brokerage commission, revenue sharing, advisory fees, and fees earned for custody services provided. Commission income and commission expenses on agency transactions are recorded on trade date with payment upon monthly billing. Revenue sharing income and expenses for sales effort made in conjunction with investment banking activities are recorded when the performance obligation is satisfied by a principal syndicate member. Advisory fees are recorded when services to be performed under the terms of the engagement are substantially completed and the amount of the fee is determinable. Fees for custody services are charged to customers monthly in one of two ways: either the end of period net asset value and transaction activity or as a flat fee. Fees generated in relation to a specific transaction or project are recognized at the completion of the transaction or project when the performance obligation is satisfied.

j. **Service Related Activities**
Revenues and expenses for service related activities with affiliates are recognized as provided and recorded at each month end under the terms of each service level agreement. Payments are made as a part of the monthly intercompany billing process.

k. **Translation of Foreign Currencies**
End of period exchange rates are used to translate foreign currency balances and financial instruments denominated in foreign currencies. Transactions denominated in foreign currencies that affect the statement of income are translated at the rate in effect at the date of the transaction.

l. **Income Taxes**
The Company is a single member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity. As such, the results of the Company's operations are included in the U.S. federal, state and local income tax returns of Commerzbank AG New York Branch (the "Branch"). The years after 2016 remain open for federal audit. The Company, through the Branch, is subject to an ongoing New York City examination for the 2015, 2016, and 2017 tax years. The Company has no uncertain tax positions through December 31, 2020.

m. **Employee Compensation and Benefits**
The Company participates in several retirement plans sponsored and administered by the Branch (Note 12). As a result, the Company accounts for its participation in these plans in a manner similar to that of participation in multiemployer benefit plans. This requires recognition of the cost of participation in the plan during the year, and does not require recognition of the Company's share of the net obligation of the plans sponsored by the Branch. The cost that is recognized by the Company is an allocation of total Branch retirement benefit cost, based on the Company's share of total participants in the plan. The costs of these plans are charged to the Company as staff-related costs.

n. **Legal Fees**
The Company makes an estimate for legal fees and litigation settlement costs, which are accrued at the time when the Company becomes aware of the claim.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2020

o. **Credit Losses**
For financial assets carried at amortized cost, the Company estimates the allowance for credit losses under the Current Expected Credit Losses ("CECL") model, applying the practical expedient approach.

On January 1, 2020, the Company adopted ASC 326 *Financial Instruments - Measurement of Credit Losses on Financial Instruments* ("ASC 326"). This standard requires the application of the current expected credit loss CECL methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. It also modifies the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. The Company does not currently hold available for-sale debt securities. The Company's adoption of the ASC 326 on January 1, 2020 had no material impact on the Company's statement of financial condition.

The Company applied the practical expedient provided in the ASC 326 to collateralized agreements secured by collateral maintenance provisions. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral.

As such, under the collateral maintenance provision practical expedient, the Company compares the contract value with the fair value of the collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the contract value of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the contract value is zero. When the fair value of the collateral is less than the contract value of the financial assets, and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the Company establishes an allowance for credit losses for the unsecured amount of the contract value. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the contract value of the financial assets.

As a result of the above application, the impact of our adoption had minimal to no impact on the Company's statement of financial condition. Therefore, as of and for the twelve months ended December 31, 2020, the Company has not recorded a credit loss for these financial assets.

p. **New Accounting Pronouncements**
In March 2020, the FASB amended accounting principles related to reference rate reform (*ASC 848 Facilitation of the Effects of Reference Rate Reform on Financial Reporting)*. The amendment provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. Unlike other topics, the provisions of this update are effective as of March 12, 2020 until December 31, 2022, when the reference rate replacement activity is expected to have completed. The amendment is currently being evaluated by the Company and it is not expected to affect the Company´s statement of financial condition.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2020

3.   Related Party Transactions

The Company engages in transactions with the Parent and its affiliates in the ordinary course of its business.

The Company also provides service related activities to the Parent and its affiliates, including chaperone services for trades between the Parent and their US clients under the exemption of certain foreign broker or dealers (Rule 15a-6) of the Securities and Exchange Commission ("SEC"). The chaperoned tranactions are not needed to be included in the Company's statement of financial condition. However, the Company may be exposed to settlement risk for non-performance which are reported as fails in the Company's statement of financial condition. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions amongst wholly unrelated parties.

The Company owns no fixed assets. Fixed assets are owned by the Branch which charges the Company for its allocated usage.

The Company meets a portion of its short-term financing requirements through borrowings and repurchase agreements with affiliates. The Company has an uncollateralized and uncommitted line of credit totaling €2.5 billion (equivalent to $3.1 billion as of December 31, 2020) with Commerzbank AG Grand Cayman Branch for which it pays no fees (Note 4). In addition, the Company has subordinated borrowings with an affiliate (Note 14).

The Company has been provided with a letter of comfort from the Parent whereby the Parent will ensure that the Company is able to meet its contractual liabilities, except in the case of political risks. The term political risk refers to complications the Company may face as a result of political decisions, political and/or regulatory instability, embargos or other changes due to non-market factors.

The Company's related party assets and liabilities at December 31, 2020 are as follows:

(dollars in thousands)

Assets	
Cash	$ 1,314
Securities purchased under agreements to resell	2,858,589
Accrued interest and dividends receivable	449
Accounts receivable and other assets	1,444
Liabilities	
Short-term bank loan	20,000
Securities sold under agreements to repurchase	350,654
Securities loaned	75,200
Payable to broker-dealers and clearing organizations	568
Payable to customers	143
Accrued interest and dividends payable	31
Accounts payable, accrued expenses and other liabilities	2,457

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2020

4. **Short-Term Bank Loan**

At December 31, 2020, the Company has an uncollateralized and uncommitted line of credit totaling €2.5 billion (equivalent to $3.1 billion as of December 31, 2020) with Commerzbank AG Grand Cayman Branch. Under this arrangement, the Company's outstanding uncollateralized borrowing at December 31, 2020 is as follows:

(dollars in thousands)	Interest Rate	Amount
Maturity date		
January 4, 2021	0.40%	$ 20,000

The loan was repaid on the maturity date.

5. **Fair Value of Assets and Liabilities**

In accordance with ASC 820 *Fair Value Measurement*, the Company groups its financial assets and financial liabilities measured at fair value into three levels based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

At December 31, 2020, Level 1 securities consist of U.S. government securities that are traded by broker or dealers in active over-the-counter markets.

At December 31, 2020, Level 3 security consist of an equity investment in a clearing organization that is not traded in the public market (Note 11).

The fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 is as follows:

(dollars in thousands)	Fair Value Measurements at Reporting Date Using			
Description	Quoted Prices in Active Markets For Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Securities purchased under agreements to resell segregated under federal and other regulations	$ 18,998	$ -	$ -	$ 18,998
Financial instruments owned, at fair value	-	-	1,530	1,530
	$ 18,998	$ -	$ 1,530	$ 20,528

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2020

The fair value hierarchy for assets and liabilities not carried at fair value as of December 31, 2020 is as follows:

(dollars in thousands)

Description	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash	$ 39,550	$ 39,550	$ 39,550	$ -	$ -
Securities purchased under agreements to resell	5,275,879	5,275,879	-	5,275,879	-
Deposits with clearing organizations	26,902	26,902	-	26,902	-
Securities borrowed	75,101	75,101	-	75,101	-
Receivable from broker-dealers and clearing organizations	2,312	2,312	-	2,312	-
Receivable from customers	568	568	-	568	-
Liabilities					
Short-term bank loan, net	$ 20,000	$ 20,000	$ 20,000	$ -	$ -
Securities sold under agreements to repurchase	5,100,654	5,100,654	-	5,100,654	-
Securities loaned	75,200	75,200	-	75,200	-
Payable to broker-dealers and clearing organizations	581	581	-	581	-
Payable to customers	143	143	-	143	-

The fair values of other financial assets and liabilities not carried at fair value are considered to be approximate to their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates. There were no transfers between levels of the fair value hierarchy during the year.

6.   Securities Finance

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company manages credit exposure arising from such transactions by entering into master netting agreements and collateral agreements with counterparties that provide the Company the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty in case of a default, insolvency or bankruptcy.

The following table presents information about the offsetting of these instruments and related collateral amounts as of December 31, 2020:

(dollars in thousands)

	Gross Amounts	Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Financial Collateral Not Offset in the Statement of Financial Condition	Net Exposure
Assets					
Securities purchased under agreements to resell	$ 5,275,879	$ -	$ 5,275,879	$ (5,268,534)	$ 7,345
Securities borrowed	75,101	-	75,101	(72,657)	2,444
Liabilities					
Securities sold under agreements to repurchase	$ 5,100,654	$ -	$ 5,100,654	$ (5,182,349)	$ 81,695
Securities loaned	75,200	-	75,200	(72,657)	-

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2020

The following table presents information about the disaggregation of the gross obligation and remaining contractual tenor for repurchase agreements and securities loaned transactions as of December 31, 2020:

(dollars in thousands)

	Overnight and Continuous	Up to 30 days	30-90 days	Total
Securities sold under agreements to repurchase				
U.S. government obligations	$ 3,413,817	$ 1,676,665	$ -	$ 5,090,481
Corporate debt securities	6,069	-	4,104	10,173
Total borrowings	$ 3,419,885	$ 1,676,665	$ 4,104	$ 5,100,654
Securities loaned:				
Corporate debt securities	$ 61,342	$ -	$ -	$ 61,342
Foreign government obligations	13,858	-	-	13,858
	$ 75,200	$ -	$ -	$ 75,200

There were no significant changes in the fair value of the collateral pledged arising from default risk due to the short-term nature of the repurchase agreements and security loaned transactions.

7. Deposits with Clearing Organizations

Deposits with clearing organizations include cash deposited with clearing organizations to meet their margin requirements.

8. Receivable From and Payable to Broker-Dealers and Clearing Organizations

At December 31, 2020, receivable from and payable to broker-dealers and clearing organizations consists of the following:

(dollars in thousands)

Receivable from broker-dealers and clearing organizations		
Clearing organizations	$	2,312
	$	2,312
Payable to broker-dealers and clearing organizations		
Securities failed to receive	$	568
Clearing organizations		13
	$	581

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2020

9. **Receivable From and Payable to Customers and Noncustomers**

Receivables from and payables to customers and noncustomers include receivables from securities failed to deliver and payables on securities failed to receive transactions, amounts due on margin and cash transactions.

10. **Revenue from Contracts with Customers**

Receivables from contracts with customers were $3.1 million at January 1, 2020, and $9.1 million at December 31, 2020, and were reported as part of other assets.

The Company has determined that all of its performance obligations have been satisfied and there were no contracts with remaining performance obligations outstanding at December 31, 2020.

11. **Trading Activities**

The Company's trading activities are both customer-driven and market-making in nature. Its activities include domestic and international brokerage.

At December 31, 2020, financial instruments owned represent a shareholding in a clearing organization:

(dollars in thousands)	Financial Instruments Owned
Equities	$ 1,530

Financial instruments sold, not yet purchased, represent obligations of the Company to deliver the financial instruments at contracted prices. These transactions may result in off-balance sheet market risk, as the Company's eventual obligation to satisfy these sales could exceed the amount recognized in the statemrnt of financial condition.

12. **Employee Compensation and Benefits**

The Company participates in the Branch's employee retirement plans, the retirement saving account and the 401 (k) plan. Substantially all employees of the Company participate in the retirement saving account and the 401 (k) plan. Employee contributions to the 401 (k) plan are matched up to a specified limit. The Company also has defined benefit pension plans. These defined benefit pension plans are no longer offered to employees but have an impact to the Company's statement of financial condition due to valuation results.

The Company also participates in the Commerzbank AG Share Awards ("Share Awards"). Share Awards are granted to eligible employees in lieu of cash when the cash amount of individual bonus exceeds a certain threshold. A Share Award is an unfunded promise to pay in cash an amount equal to a certain number of shares of Commerzbank AG shares, provided the stipulated requirements

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2020

have been met. Eligible employees will also receive dividend and subscription rights in cash equivalents to the extent dividends are paid and subscription rights are granted to common stock shareholders of Commerzbank AG shares during the vesting period. Since the arrangement is settled in cash, it is classified as a liability award.

Details of the outstanding Share Awards, adjusted for share consolidation, are as follows:

Date of Grant	Term	Price at Grant Date	Shares Granted	Unvested Shares at December 31, 2019	Vested Shares	Adjusted/ Forfeited Shares	Unvested Shares at December 31, 2020
March 2017	Long	$8.00	12,000	12,000	(12,000)	-	-
March 2018	Long	$15.40	7,509	6,485	-	-	6,485
March 2019	Long	$7.45	9,661	9,661	-	-	9,661
March 2020	Short	$6.11	24,770	-	-	-	24,770
March 2020	Long	$6.11	16,515	-	-	-	16,515

Payment for long-term Share Awards granted prior to 2020 are payable three years and seven months after the date of grant based on average closing price on all trading days in the month of September. Payment for long-term Share Awards granted in 2020 are payable four years and seven months after the date of grant based on average closing price on all trading days in the month of September. Payment for short-term Shares Awards are payable thirteen months after the date of grant based on average closing price on all trading days in the month of March.

The compensation expense for Share Awards is recorded ratably over the service period and adjusted accordingly to changes in the Share Award's fair value. For the year ended December 31, 2020, accrued compensation relating to the Share Awards was $0.4 million at December 31, 2020. As of December 31, 2020, $0.1 million of unrecognized compensation costs relating to the Share Awards remain to be amortized over the service periods.

In addition to the above plans, the Company participates in short-term and long-term cash-based bonus programs for employees. Payment for short-term cash-based bonus are payable in the same month as of the grant date. Payment for long-term cash-based bonus granted prior to 2020 are payable three years and seven months after the date of grant. Payment for long-term cash-based bonus granted in 2020 are payable three years and eight months after the date of grant. At December 31, 2020, accrued compensation relating to this plan was $0.3 million.

The Company's bonus programs are aligned with the remuneration system of the Parent, which was agreed with the German Federal Financial Supervisory Authortity and the Special Fund for Financial Market Stabilization.

13. Restructuring and Employee Termination Costs

For the year ended December 31, 2020, payments relating to employee restructuring of $0.1 million was recorded against accrued expenses in the statement of financial condition. Accrued expenses relating to the employee restructuring was $0.1 million at December 31, 2020.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2020

The following table summarizes the activity in 2020:

(dollars in thousands)

Balance at December 31, 2019	$	200
Payments		(62)
Balance at December 31, 2020	$	138

14. Subordinated Borrowings

The Company has a revolving subordinated credit agreement for $450 million with Commerzbank AG Grand Cayman Branch with a scheduled maturity date of April 15, 2022. The subordinated credit agreement provides for interest on outstanding borrowings to be determined as of the date of the borrowings, which should be the market interest rate plus 60 basis points. As of December 31, 2020, the Company has no outstanding subordinated borrowings against this credit agreement.

The revolving subordinated credit agreement has been approved by FINRA for use by the Company in computing its net capital under the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

15. Commitments and Contingencies

There are certain legal, regulatory and arbitration matters pending against the Company arising out of its normal business operations. Management believes that no such action could reasonably be expected to have a material adverse effect on the Company's financial position.

An affiliate has entered into long-term lease agreements to rent office space, a portion of which is made available to the Company as part of a service agreement.

Rental expense for the year ended December 31, 2020 paid to this affiliate totaled $0.2 million, which is included in occupancy and equipment in the statement of income.

In the normal course of business, the Company enters into underwriting transactions. At December 31, 2020, there was no open contractual commitment relating to underwriting transactions.

At December 31, 2020, the Company has a commitment to enter into reverse repurchase agreements with Fixed Income Clearing Corporation under the term of their Capped Contingency Liquidity Facility for less than $0.1 billion.

At December 31, 2020, the Company has commitments to purchase U.S. government securities under reverse repurchase agreements with notional amounts of $2.8 billion. The Company also has commitments to sell U.S. government securities under repurchase agreements with notional amount of $0.1 billion.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2020

16. **Off-Balance Sheet Risk, Concentration of Credit Risk, and Certain Other Risks and Uncertainties**

Credit Risk
The Company's trading activities expose it to credit risk. This risk arises from the possibility that the counterparty to a transaction might fail to perform according to its contractual commitment, and the collateral in the transaction would be insufficient to cover the commitment.

The majority of the Company's transactions, and consequently its credit exposure, are with other broker-dealers, banks and financial institutions. The risk of default depends on the creditworthiness of the counterparty. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and requiring adequate collateral levels.

In the event of a default by a counterparty, the Company would look to collateral available under the transaction. Reverse repurchase agreements and securities borrowing arrangements can result in exposure in the event of counterparty nonperformance. To mitigate this risk, and in accordance with industry practice, the Company takes possession of collateral under reverse repurchase and securities borrowed transactions. The fair value of collateral is monitored daily in relation to the related receivable (including accrued interest), and additional collateral is obtained when necessary to adequately collateralize the receivable.

The Company's customer activities also expose it to credit risk. These activities involve the execution, settlement and financing of customer securities transactions, primarily for institutional customers. These transactions may be on a cash, margin, or delivery versus payment basis. The Company requires customers to maintain collateral in compliance with regulatory and internal guidelines. In the event of customer nonperformance, the Company may suffer a loss if the fair value of the securities in the transaction is not sufficient to satisfy the contractual amount of the transaction. This risk exists for all customer transactions during the settlement period and for margin customers thereafter.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been made.

Market Risk
Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held, the absolute and relative levels of interest rates, and foreign currency exchange rates, as well as market volatility and illiquidity. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

Market risk also covers the liquidity risk, where the main tasks range from identifying, measuring, monitoring and reporting on economic liquidity risks with conceptual challenges regarding liquidity risk management. The impact of entity-specific and market-related events with regard to the

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2020

Company's liquidity position is analyzed by determining a wide range of applied stress scenarios on the basis of the internal liquidity risk model.

Operational Risk

As a major intermediary in the financial markets, the Company is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back-office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include but are not limited to:

- Operational/Settlement Risk — the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement, or the inability to process large volumes of transactions.

- Technological Risk — the risk of loss attributable to technological limitations and hardware failure that constrain the Company's ability to gather, process and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must continue to address the technological implications that will result from regulatory and market changes.

- Legal/Documentation Risk — the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements), or errors that result in noncompliance with applicable legal and regulatory requirements.

- Financial Control Risk — the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors and regulators is free of material errors.

17. **Regulatory Requirements**

As a registered broker and dealer in securities, the Company is subject to the rules and regulations of the SEC. In connection with the SEC's Customer Protection Rule (Rule 15c3-3), $19.0 million of U.S. government securities have been segregated in a special reserve bank account for the exclusive benefit of customers at December 31, 2020.

The Company is also subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute its net capital under the "alternative method" permitted by the rule. Under the alternative method, net capital (as defined) must exceed the greater of $1 million or 2% of aggregate debit balances arising from customer transactions (as defined by Rule 15c3-3). The Company had $0.1 million aggregate debit balances arising from customer transactions at December 31, 2020. At December 31, 2020, the Company's net capital was $206.4 million and was $205.4 million in excess of its required capital of $1 million.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to Statement of Financial Condition
December 31, 2020

18.   **Subsequent Events**

The Company has performed an evaluation of subsequent events through February 24, 2021, which is the date the statement of financial condition were issued. The Company is in the process of extending the maturity date of the existing revolving subordinated credit agreement by one year to April 15, 2023, subject to regulatory approval. There have been no other subsequent events that would require recognition or disclosure in the statement of financial condition as of December 31, 2020, or for the year then ended.